210, 1167 Kensington Cr. N.W
Calgary, Alberta
Canada T2N 1X7

FOR IMMEDIATE RELEASE

Oncolytics Biotech® Inc. Collaborators Present
Positive Phase II Sarcoma Trial Results at ASCO Annual Meeting

CALGARY, AB, --- June 1, 2009 – Oncolytics Biotech Inc. (TSX: ONC, NASDAQ: ONCY) announced that interim results of a Phase II study of intravenous REOLYSIN® in patients with sarcomas metastatic to the lung were presented May 30, 2009 at the American Society of Clinical Oncology (ASCO) annual meeting.  The meeting is being held in Orlando, Florida from May 29 to June 2, 2009.

The presentation, entitled “A Phase II Study of Intravenous REOLYSIN (Wild-type Reovirus) in the Treatment of Patients with Bone and Soft Tissue Sarcomas Metastatic to the Lung” was delivered by Dr. Monica Mita, the study principal investigator at the Institute of Drug Development (IDD), the Cancer Therapy and Research Center at the University of Texas Health Science Center, (UTHSC), San Antonio, Texas.

The interim results demonstrate that the treatment has been well tolerated, with 15 of 36, or 42% of evaluable patients experiencing stable disease (SD) for more than 16 weeks, including five patients who have had SD for more than 24 weeks.  One patient had SD for more than 80 weeks.  Oncolytics reported on May 12, 2009, that full enrolment of 52 patients was completed, at which time nine patients were continuing on study.

“The ASCO data are very encouraging, both in terms of efficacy in patients with sarcoma, and in those with other tumor histologies in whom the IDD group are investigating various REOLYSIN regimens,” said Dr. Frank Giles, Director, IDD, and Deputy Director, CTRC at UTHSCSA.

Additional REOLYSIN results presented

Two additional poster presentations covering positive results of REOLYSIN trials were also presented at the ASCO meeting on May 30, 2009.

Dr. Johann de Bono and colleagues delivered a poster presentation entitled “A Phase I Study of the Combination of Intravenous Reolysin (REO) and Gemcitabine (GEM) in Patients (pts) with Advanced Cancer.”   The results, which were previously announced in March 2009, demonstrated that the combination of REOLYSIN and gemcitabine was well tolerated, and resulted in disease control for a majority of the patients.  Of the ten patients evaluable for response, two patients (breast and nasopharyngeal) had partial responses (PRs) and/or clinical responses and five patients had SD for 4-8 cycles, for a total disease control rate (CR (Complete Response)+PR+SD) of 70%.

Dr. Sanjay Goel and colleagues delivered a poster entitled “Dose Escalation and Pharmacodynamic Study of Intravenous Administration of REOLYSIN, a Live Replication Competent RNA Virus in Patients with Advanced Solid Tumors.”  The results, which were previously announced in June 2007, demonstrated that REOLYSIN was well tolerated.  Of 18 patients treated in the trial, eight demonstrated SD or better as measured by Response Evaluation Criteria in Solid Tumors (RECIST) including a patient with progressive breast cancer who experienced a PR (34% shrinkage in tumor volume).

All three posters will be available today on the Oncolytics website at www.oncolyticsbiotech.com

About Oncolytics Biotech Inc.
Oncolytics is a Calgary-based biotechnology company focused on the development of oncolytic viruses as potential cancer therapeutics.  Oncolytics’ clinical program includes a variety of Phase I/II and Phase II human trials using REOLYSIN®, its proprietary formulation of the human reovirus, alone and in combination with radiation or chemotherapy.  For further information about Oncolytics, please visit www.oncolyticsbiotech.com

This press release contains forward-looking statements, within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements, including the implication of the materials presented at this meeting with respect to REOLYSIN, the Company’s expectations related to the results of trials investigating delivery of REOLYSIN, and the Company’s belief as to the potential of REOLYSIN as a cancer therapeutic, involve known and unknown risks and uncertainties, which could cause the Company’s actual results to differ materially from those in the forward-looking statements. Such risks and uncertainties include, among others, the availability of funds and resources to pursue research and development projects, the efficacy of REOLYSIN as a cancer treatment, the success and timely completion of clinical studies and trials, the Company’s ability to successfully commercialize REOLYSIN, uncertainties related to the research and development of pharmaceuticals, uncertainties related to the regulatory process and general changes to the economic environment. Investors should consult the Company’s quarterly and annual filings with the Canadian and U.S. securities commissions for additional information on risks and uncertainties relating to the forward- looking statements. Investors are cautioned against placing undue reliance on forward-looking statements. The Company does not undertake to update these forward-looking statements, except as required by applicable laws.

FOR FURTHER INFORMATION PLEASE CONTACT:
Oncolytics Biotech Inc. Cathy Ward 210, 1167 Kensington Cr NW Calgary, Alberta T2N 1X7 Tel: 403.670.7377 Fax: 403.283.0858 cathy.ward@oncolytics.ca	The Equicom Group Nick Hurst 325, 300 5th Ave SW Calgary, Alberta T2P 3C4 Tel: 403.538.4845 Fax: 403.237.6916 nhurst@equicomgroup.com	The Investor Relations Group Erika Moran 11 Stone St, 3rd Floor New York, NY 10004 Tel: 212.825.3210 Fax: 212.825.3229 emoran@investorrelationsgroup.com